Exhibit 99.1

Ambow Education Holding Ltd. (in Provisional Liquidation)

 Contents The contacts in connection with this Report are: Cayman Islands:- Kris Beighton Tel: +1 345 914 4392 Fax: +1 345 949 7164 krisbeighton@kpmg.ky Hong Kong:- Edward Middleton Tel: + 852 2140 2833 Fax: + 852 2869 7357 edward.middleton@kpmg.com Tiffany Wong Tel: + 852 2140 2367 Fax: + 852 2869 7357 tiffany.wong@kpmg.com Page Basis of report and disclaimer 2 Glossary of terms 3 1. Executive summary 4 2. Introduction 7 Business overview 8 VIE structure 9 Background to JPLs’ appointment 10 Role & powers of the JPLs 11 3. Operational risks and challenges 12 4. Solvency issues 14 Cash position, operational cash management & forecasts 15 Secured lender 16 Onshore lender 17 Unsecured creditors 18 Page 5. Restructuring Process 19 Sourcing of short-term & long-term funding 20 Outline of process & current status 21 SummitView 22 6. Further considerations 23 Management interaction 24 Regulators 25 Current litigation 26 7. Status of investigations & audit 27 Overview 28 8. Stakeholder Committee 29 Role & selection process 30 9. Costs of the Provisional Liquidation 31 Appointees & service providers 32 10. Next steps 33 Appendices 35 First Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated September 13, 2013

Basis of report and disclaimer Basis of Report This Report has been prepared by the Joint Provisional Liquidators (“JPLs”) of Ambow Education Holding Ltd. (In Provisional Liquidation) (“the Company”) pursuant to paragraph 6 of the Order of the Grand Court of the Cayman Islands (“the Court”) dated August 22, 2013 (“the Revised Order”) for the purposes of providing a written report to creditors and shareholders as to the financial affairs of the Company and the progress of the provisional liquidation of the Company since the JPLs’ appointment on June 7, 2013. This Report has been prepared using the information available to the JPLs as of the date of this Report. The JPLs act in their own personal capacity as agents of the Company without personal liability. Disclaimers This Report may not be copied or disclosed to any third party or otherwise be quoted or referred to, in whole or in part, without the JPLs’ prior written consent. In the event that this Report (or any part thereof) is obtained by a third party, any such party relying on the Report does so entirely at their own risk and shall have no right of recourse against the JPLs, their respective firms, partners, employees, professional advisers or agents. None of the JPLs, their respective firms, partners, employees, professional advisers or agents accept any liability or assumes any duty of care to any third party (whether it is an assignee or successor of another third party or otherwise) in respect of this Report and any such party who receives a copy of this Report whether from the JPLs, their respective firms, or any other source shall have no right of recourse against the JPLs or their respective firms, its partners, employees, professional advisers or agents. The work undertaken to prepare this Report has been based largely on information obtained from third parties. The JPLs have not performed an audit examination of this information. Except where specifically stated, the JPLs have not sought to establish the reliability of the sources of information presented by reference to independent evidence. Therefore, certain figures in this Report may be subject to change, including possible significant adjustment, in the future. This report was not prepared by Management. In preparing certain aspects of this report, however, the JPLs have relied upon unaudited financial information of the Company and its affiliates, the Company’s books and records, certain financial information prepared by the Company’s accounting team and discussions with members of Management. The JPLs have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of the information. Accordingly, the JPLs express no opinion or other form of assurance on the information contained in the cash flow information or relied on in its preparation. Future oriented financial information reported or relied on in preparing this Report is based on Management’s assumptions regarding future events; actual results may vary from forecast and such variations may be material. This report contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Neither the Company nor the Joint Provisional Liquidators undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. This report is for informational purposes only and investors should not place undue reliance on its contents (including proposed courses of actions or possible resolution of various issues that the Company faces such as its ongoing liquidity requirements). Any questions or inquiries regarding the matters discussed herein should be directed to the JPLs. First Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated September 13, 2013

Glossary of terms First Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated September 13, 2013

1. Executive summary

Executive summary First Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated September 13, 2013

Executive summary (cont.) Events Summary observations Restructuring Process The JPLs have sought expressions of interest for both short-term and long-term funding, and are in the process of negotiating with multiple parties in an effort to facilitate a financial restructuring. The JPLs are exploring all available remedies, legal and otherwise, with SummitView in order to recover the outstanding USD16.0m owed to the Company being the balance of the unpaid consideration from the sale of shares on May 31, 2013. Operational risks and challenges Over the past year, the Group has been subject to negative publicity which Management advises has resulted in an overall loss of confidence in business operations in the PRC. The SLPSL share mortgages restrict the JPLs from taking control of the offshore holding subsidiaries which ultimately hold the investment in the onshore business. Therefore, the JPLs are required to assert their influence over onshore operations though the Company rather than its subsidiaries. Management Due to issues surrounding the transfer of control of the Company’s subsidiaries, co-operation with Management is required to preserve value in the onshore business in the short term. Revised Order On August 22, 2013, the Court issued the Revised Order which amended the powers of the JPLs, in part to facilitate a restructuring of the Company and the Group. Further hearings have been arranged for October 2, 2013 and October 3, 2013 for the approval of the JPLs’ remuneration and for further directions from the Court, respectively. Investigations & Audit Given the liquidity constraints the current priority is to focus on a restructuring of the Company. As such, the Revised Order requires that the JPLs not recommence the Audit Committee Investigations or incur any further expenses in preparing the outstanding annual return or Form 20-F for 2012 without further order of the Court. Stakeholder Committee A Stakeholder Committee is to be formed comprising of certain shareholders and creditors of the Group. The roles of this committee includes assisting the JPLs in carrying out their duties by acting as a sounding board on certain issues, and to review and approve the remuneration of the JPLs. Liquidation costs The JPLs have incurred fees and disbursements from work conducted to September 8, 2013 of c.USD3.0m, all of which remains outstanding. These costs will be subject to the review of the Stakeholder Committee. In addition to this, the service providers engaged by the JPLs have outstanding fees and disbursements currently totaling c.USD1.8m. The Petitioner withdrew its undertaking to pay the fees and disbursements of the JPLs and their service providers on August 21, 2013. The payment of any costs incurred after August 21, 2013 will be dependent on funds becoming available at the Company level. Next steps The JPLs will continue to explore both short and longer term funding options including negotiations with potential funders alongside negotiations for a financial restructuring. A further update will be circulated to all stakeholders on or before November 30, 2013. First Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated September 13, 2013

2. Introduction

Introduction Business overview The Company is a Cayman Islands incorporated company with ADS traded on the NYSE. The Group is in the business of providing education services and career enhancement services in the PRC. This business is primarily conducted through three variable interest entities (VIEs) incorporated in the PRC. The Company holds its investment and VIE contractual rights onshore through Hong Kong and Cayman Islands holding companies and a PRC wholly owned foreign entity. Business / Operations The Company is a Cayman Islands incorporated company with ADS which traded on the NYSE from August 5, 2010 until March 22, 2013 when trading was halted. The Group is in the business of providing education services and career enhancement services in the PRC. This business is primarily conducted through three VIEs incorporated in the PRC. They are: Shanghai Ambow – holds career enhancement centres and career enhancement campuses; Ambow Shida – holds K-12 schools and a college; and Ambow Sihua – provides tutoring in large classes and on a one-on-one basis. The VIEs and each of the shareholders of the VIEs have entered into contractual arrangements with Ambow Online, a Group entity incorporated in the PRC, pursuant to which Ambow Online substantially controls, as a matter of contract, actions which can be taken by the shareholders of the VIEs. Ambow Online is a wholly owned foreign enterprise. The administrative headquarters of all the PRC operations of the Group are conducted from the offices of Ambow Online in Beijing. Ambow Online is a wholly owned subsidiary of AEM Hong Kong, a company incorporated in Hong Kong. The role of AEM Hong Kong is to act as an intermediate holding company. AEM Hong Kong is a wholly owned subsidiary of AECL, a company incorporated in the Cayman Islands. AECL’s role in the Group is to act as an intermediate holding company and is a wholly owned subsidiary of the Company. The Company wholly owns two other companies incorporated in the Cayman Islands, which in turn wholly owns a number of companies incorporated in Hong Kong. These companies are understood to function as intermediate holding companies for entities which are incorporated in the PRC and are primarily used for funding the onshore business. For an overview of the structure of the Group, please refer to Appendix I. Key Individuals The Chairperson, President and Chief Executive Officer of the Group is Dr Jin Huang. Dr Huang is also a director of each of the offshore subsidiaries of the Group and the Legal Representative of Ambow Online. The Chief Financial Officer of the Group is Mr KJ Tan. Other key members of management of the Group are Ms Xuejun Xie (Vice President of Human Resources and Administration), Mr Senlei Huang (Vice President of tutoring services), Mr Jianguo Xue (Vice President of schools) and Ms Cheryl Xuan Yu (Vice President of career enhancement). Ms Xie is also a director and the Legal Representative of Ambow Shida and Ambow Sihua, and the majority shareholder of all three VIEs listed above. Mr Xue is also a minority shareholder of Ambow Shida. First Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated September 13, 2013

Introduction VIE structure The purpose of this structure is to ensure control is maintained over the VIEs and, indirectly, their subsidiaries while facilitating the receipt of economic benefits pursuant to service agreements entered into with Ambow Online. There are certain risks which are inherent with the VIE structure. Contractual arrangements with the VIEs The following agreements were entered into by Ambow Online and/or AECL with the VIEs and their respective shareholders in order to exert control over the VIEs: Exclusive Cooperation Agreement and Technology Service Agreement (establishing income streams to Ambow Online); Loan Agreements (providing funding to most of the respective shareholders of the VIEs); Share Pledge Agreements (shareholders pledging their interests in the VIEs to Ambow Online); Call Option Agreement (enabling the Ambow Online to purchase equity interests in the VIEs at a prescribed price); and Power of attorney (entrusting shareholders’ voting power to Ambow Online). The primary purposes of the contractual arrangements include: To exercise effective control over the VIEs and, indirectly, their respective subsidiaries by having their shareholders pledge their equity interests and entrust all rights to exercise voting power over these VIEs to Ambow Online; To receive economic benefits from the VIEs and, indirectly, their respective subsidiaries in consideration for products sold and technical support, marketing and management consulting services provided by Ambow Online to the VIEs and their respective subsidiaries; and To have an exclusive option to purchase all or part of the equity interests in the VIEs to the extent permitted by applicable PRC Law. Risks in the VIE structure There are certain risks associated with the VIE structure. These risks are noted in both the prospectus for the IPO of the ADS and in the Company’s annual report for the fiscal year ended December 31, 2011. First Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated September 13, 2013

Introduction Background to the JPLs’ appointment Allegations by a former Group employee prompted an investigation by the Company’s Audit Committee in July 2012. In March 2013, members of the Audit Committee resigned citing management’s failure to facilitate completion of the Audit Committee Investigations. Their legal counsel for the Audit Committee Investigations and Company’s auditors resigned shortly thereafter. A Winding Up Petition was filed on April 23, 2013 seeking the winding up of the Company on a just and equitable basis. JPLs were appointed by the Court on June 7, 2013. Background On July 2, 2012, a former Group employee alleged certain financial improprieties and wrongful conduct by senior executives in connection with the Group’s 2008 acquisition of a training school in the PRC. Subsequently, a securities fraud class action was commenced in the Californian Court accusing the Group and Management of fraudulently inflating its revenues by engaging in sham transactions. As a result of these allegations, the Company’s Audit Committee initiated the Audit Committee Investigations into the former Group employee’s allegations. Fenwick and Ernst & Young were engaged to assist in the investigation. Shortly after the commencement of the Audit Committee Investigations, Mr Gareth Kung resigned as CFO after joining the Group six months beforehand. Mr Kung was replaced by Mr Tan. Mr Daniel Philips, Mr Mark Harris and Ms Lisa Lo resigned from the Board of Directors on March 17-18, 2013, stating that they were unable to effectively discharge their duties in light of Dr Huang’s refusal to resign or take a leave of absence from her leadership positions whilst the Audit Committee Investigations were ongoing. Mr Philips and Mr Harris also resigned from the Audit Committee on the same date. PwC resigned as auditor of the Company on March 22, 2013 stating that the presence of existing management may make conducting an investigation of the scope that PwC believed to be warranted unlikely. Fenwick and Ernst & Young also resigned on the same date. Mr Justin Chen was appointed as director of the Company and chairman of the Audit Committee on March 19, 2013. Mr Winston Sim and Dr Ping Wu were appointed directors of the Company in June 2013. On the date of PwC’s resignation, trading of the Company’s ADS was halted on the NYSE. Prior to the halt on trading, the ADS were trading at USD0.95. The Winding Up Petition was presented to the Court on April 23, 2013 by the Petitioner seeking the winding up of the Company on a just and equitable basis. On the same day, the Petitioner filed an application seeking the appointment of joint provisional liquidators over the Company. The JPLs were appointed over the Company on June 7, 2013 pursuant to the Appointment Order following a contested hearing between the Petitioner and the Company. Please refer to Appendix II for a copy of the Appointment Order. First Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated September 13, 2013

Introduction Role & powers of the JPLs The JPLs were appointed as a result of concerns raised by the Petitioner. The main purpose of a provisional liquidation is the preservation of the assets of the Company. The Appointment Order provided the JPLs with powers to protect the assets of the Company and to facilitate the Audit Committee Investigations. After the liquidity issues of the Company and the Group became apparent, the Court revised the JPLs’ powers to facilitate a restructuring process. Role of the JPLs The JPLs were appointed as a result of concerns raised by the Petitioner in the Winding Up Petition. In contrast to an official liquidation, where the affairs of the company are wound up and its assets distributed to its creditors and shareholders, a provisional liquidation is an interim procedure where the main purpose is the preservation of the assets of the company. The provisional liquidators’ powers are determined by order of the Court. During a provisional liquidation, the directors’ powers cease except to defend the winding up petition. Powers of the JPLs The Appointment Order dated June 7, 2103 provided the JPLs with broad powers to take all necessary action to protect the Company’s assets . In addition to this, the JPLs were directed to assess and facilitate the Audit Committee Investigations. Shortly after their appointment, the JPLs discovered that the Company and the Group was suffering from certain liquidity issues, and decided that addressing these issues took priority over the Audit Committee Investigations. At a subsequent directions hearing on August 22, 2013 the Court revised the JPLs’ powers to facilitate the financial and operational restructuring of the Company and the Group and to enable the Group to continue as a going concern. The JPLs were directed to focus the exercise of their powers on a number of matters, including the following: Working with the Company’s management to stabilize and preserve value in the onshore business of the Company, locating cash within the Group and monitoring allocation of those funds, and negotiating with offshore and onshore creditors in relation to outstanding amounts due; Contacting shareholders of the Company and other potential investors to seek financing; Recovery of outstanding amounts owed by SummitView; Continuing communications with SEC and the NYSE including submission of necessary filings; Working directly with the MOE and other local authorities in the PRC to stabilize the Company and its PRC subsidiaries and schools; Continuing the corporate finance and restructuring process which has been initiated with multiple third parties in order to identify one or more appropriate investors for the Group, and thereafter negotiating, agreeing and, subject to the approval of the Court, implementing a refinancing and/or restructuring agreement in appropriate terms; and Taking all steps necessary to identify and effect control over the Group’s assets. Please refer to Appendix IV for a copy of the Revised Order. In addition to the above, the Court directed that the JPLs not exercise their powers to recommence the Audit Committee Investigations or incur any further expenses in connection with completing the audit of the Company’s financial statements for the year ending December 31, 2012 until otherwise ordered. This was in recognition of the fact that the liquidity issues of the Company and the Group needed to be resolved before either the Audit Committee Investigations or the audit could be completed; however, the JPLs are able to apply to the Court to amend these powers at an appropriate time. First Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated September 13, 2013

3. Operational risks and challenges

 Operational risks & challenges The Group has been subject to negative publicity over the course of the past year which has resulted in a loss of confidence in business operations in the PRC. Management and the JPLs continue to liaise with regulators and local government to minimise any impact on the business. The JPLs need the consent of SLPSL to effect any changes to the board of directors of the offshore subsidiaries. This means that the JPLs are required to assert their influence through the Company only rather than its subsidiaries. Potential challenges – Management views Over the past year, the Group has been subject to negative publicity which Management advises has resulted in an overall loss of confidence in business operations in the PRC. In addition, Management has advised that the Group faces strong competition in the education market (particularly in the One-on-One Tuition line of business which is expected to contribute a significant amount of operating cash to the Group in 2013) . Threat of regulatory intervention The schools and educational centres of the Group are generally regulated by the following government bodies – the local MOEs, the local AICs, the local labour and social welfare authorities, and the local civil affairs authorities. Under PRC regulations, these government bodies have broad discretionary power to take various actions against the Group’s business in the PRC, including revoking the relevant licenses, permits or certificates of the schools and training centres or the business licenses of the VIEs and their subsidiaries. In addition to the above, some local governments may also take action if there is any threat of social instability. Management has advised the JPLs that the negative publicity surrounding the Group has attracted the attention of these government bodies, who have requested regular updates from Management. Management and the JPLs continue to liaise with regulators and relevant local governments to minimise any impact on the business. Lack of direct control The Company has provided certain equitable mortgages in favour of SLPSL (previously IFC) as security for a loan. These equitable mortgages are over the shares the Company holds in its wholly-owned subsidiaries incorporated in the Cayman Islands. These subsidiaries have in turn provided mortgages of the shares they hold in their wholly-owned subsidiaries incorporated in Hong Kong. Included in SLPSL’s security package are the shares of AECL and AEM Hong Kong, being the intermediate holding companies for the shares in Ambow Online. The JPLs have been advised by their legal counsel that various events of default have occurred under this loan agreement, therefore the JPLs need the consent of SLPSL (as a legal and/or practical matter) to effect any changes to the board of directors of the offshore subsidiaries. Given the above, this means that the JPLs are required to assert their influence through the Company only rather than its subsidiaries, therefore the Group continues to perform and function through Management subject to the JPLs’ oversight. The JPLs have engaged and sought co-operation from Management since their appointment in an attempt to ensure that the JPLs’ authority over the Group as a whole is recognised. In furtherance of this, Dr Huang has recently consented to allow the JPLs to be appointed to the Board of Directors of AEM Hong Kong and to taking a seat on the Board of Directors of Ambow Online. Although the JPLs still require the consent of SLPSL to make any changes to the composition of the Board of Directors of AEM Hong Kong, the JPLs see this as a positive step in the restructuring process. Dr Huang has also agreed to enter further discussions regarding future governance structures for the Group. First Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated September 13, 2013

4. Solvency issues

The aggregate cash balance for the Group at the date of appointment was c.USD24.1m; however, only a small portion of this was held offshore. The onshore business has managed to continue operations; however, cash flow is tight and it has has had the benefit of some external funding. The Group’s net cash flow is c.USD5.7m ahead of forecasted figures. Solvency issues Cash position, operational cash management & forecasts Cash position The aggregate cash balance for the Group at the date of the JPLs’ appointment was c.USD24.1m. Of this amount, only USD33k was held by the Company, with the balance being held onshore. A certain percentage of these funds are considered “restricted” or currently inaccessible due to cash required to be set aside by the PRC government upon establishment of certain schools, and restrictions imposed by local MOEs and schools monitored by local government where the surplus cash cannot be distributed up to Ambow Online. The balance or “unrestricted cash” is required to maintain onshore operations – attempting to access these funds risks harming the onshore business. Operational cash management The onshore business has continued operations; however, cash flow is tight. A contributing factor to this is that SummitView has not paid for its subscription for shares in full. This would have provided the Company with an additional USD16.0m. However, other external funding has been made available to the Group. On June 14, 2013, a limited partner of SummitView advanced a loan of RMB30.7m (equivalent to USD5.0m) directly to Ambow Online. On July 15, 2013, a repayment of RMB20m (equivalent to c.USD3.2m) was due to Bank of Beijing. Due to a lack of liquidity, Ambow Online was unable to meet the repayment by the due date. This amount was ultimately repaid from the Group’s existing cash resources, supported by funding received from Senlei Huang, the Vice President of tutoring services. Due to pressure on the cash flow of the tutoring business subsequently caused by the above loans, a further loan of RMB5m (equivalent to c.USD809k) to Ambow Online was negotiated between Management and an external party on August 22, 2013. This loan is repayable within two months and the terms of the loan and the loan agreement were not provided to the JPLs until September 6, 2013. Forecasts The JPLs were initially provided with cash flow forecasts by Management for June to December 2013 on June 17, 2013. Although an audit was not conducted, significant work was undertaken to validate the contents of these forecasts, to check completeness and verify the accuracy of the calculations and the forecasts therein. For example, samples of high value closing bank balances were verified by checking onscreen information directly from the online banking systems of the banks with which the accounts are held. The JPLs also cross-referenced information from various sources within the Group and from previous public filings for consistency. In addition to this, the JPLs undertook extensive sensitivity and scenario analysis. The JPLs have continued to update and scrutinize the cash flow forecasts based upon the actual cash flows that have occurred since the JPLs’ appointment and further information the JPLs have obtained concerning cash flows. In that time, the Group’s operations have performed better than originally forecasted, in that the net cash flow from operations is c.RMB35.0m (equivalent to c.USD5.7m) ahead of forecasted figures. This can be attributed to exceeding forecast revenues, mainly in the One on One business. This better than expected performance by the One on One business has alleviated liquidity strains arising elsewhere in the Group caused by the repayment of the Bank of Beijing loan and the increase in restricted cash balances. Despite this, further funding may be required. One potential source of funding is the sale of the Group’s interest in Suzhou Applied College that – if completed – would expect to realise sale proceeds of RMB200m (equivalent to c.USD32.4m). First Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated September 13, 2013

Solvency issues Secured lender The Company is in default of its repayment obligations and, as a result, the lender may enforce its security rights over the shares of the Company’s offshore subsidiaries. Upon appointment, the JPLs took steps to communicate with the IFC to seek a forbearance of the loan. However, an agreement was never reached. IFC has since assigned the loan to SLPSL. The JPLs are now in communication with SLPSL. Loan structure Prior to the appointment of the JPLs, IFC had disbursed a loan of USD20m to the Company. The Company is the borrower and seven offshore entities within the Group are co-borrowers in the loan agreement, including AECL and AEM Hong Kong. The original loan document was entered into on June 12, 2012, subsequently amended on October 24, 2012 and again on April 29, 2013. The final amendment occurred after the suspension of trading by the NYSE and the presentation of the Winding Up Petition. The security package for this loan includes enforcement rights over the shares of the seven offshore entities upon an event of default under the loan agreement. Repayment In the amendment to the loan document on April 29, 2013, the repayment of the loan was accelerated from 5 years to be repaid in four tranches (plus applicable interest) in 2013: (1) USD1.0m on April 30; (2) USD2.0m on May 30; (3) USD3.0m on June 30; and (4) USD14.0m on September 30. The first two tranches were repaid on schedule. The third repayment of principal for USD3.0m (plus accrued interest) was due on June 30, 2013 and was not repaid. An event of default under the loan documentation was declared by IFC although the loan has not been accelerated. Status Upon appointment, the JPLs took steps to communicate with the IFC to seek a forbearance of the loan. However, an agreement was never reached. The JPLs were later informed that an assignment agreement had been entered into on August 20, 2013 which assigned the loan to SLPSL. The JPLs are now in communication with SLPSL. First Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated September 13, 2013

Solvency issues Onshore lender Ambow Online has an outstanding loan with Bank of Beijing of c.USD3.2m (RMB20.0m) which is guaranteed by Ambow Sihua and Ambow Shida. The outstanding balance is due to be paid by Ambow Online in January 2014. Loan structure Ambow Online signed a consolidated credit facility of RMB60.0m (eqv. to c.USD9.7m) with Bank of Beijing on April 13, 2012. It is a revolving loan facility and is guaranteed by Ambow Sihua and Ambow Shida. No other security has been granted in respect of this loan facility. Repayment The loan facility has been fully drawn. Management have advised that RMB20.0m (equivalent to c.USD3.2m) was repaid on May 14, 2013. The second repayment of RMB20m (equivalent to c.USD3.2m) was due on July 16, 2013 (plus accrued interest) and was not repaid on time given the delay in receiving proceeds from SummitView. The Group has since cured this default and repaid the outstanding amount using the Group’s existing cash resources. The final repayment of principal of RMB20.0m (equivalent to c.USD3.2m) will be due in January 2014 plus applicable interest . Status Upon appointment, both the JPLs and Management took steps to meet with the bank officials of the Bank of Beijing to forestall any acceleration of the loan and enforcement action by the Bank of Beijing. Management have been in continuous discussions with Bank of Beijing since, with the JPLs assisting and facilitating these discussions. First Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated September 13, 2013

Solvency issues Unsecured creditors The JPLs have been provided with details of outstanding unsecured creditor claims totalling approximately USD10.0m. The JPLs have not yet verified any of these claims. Management have provided details of creditors of the Company to the JPLs totaling c.USD9.6m, which includes certain PRC-incorporated entities related to the Company and various professional service providers, the majority of which relate to unpaid legal fees. Throughout the course of their appointment, the JPLs have become aware of further potential unsecured claims from service providers totaling c.USD447k. Based on the above information, the unsecured creditor claims against the Company total approximately USD10.0m. The JPLs have not yet verified any of these claims. In addition to the above, there are a number of legal proceedings pending against the Company. For further details of these claims, please refer to page 26 of this Report. First Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated September 13, 2013

5. Restructuring Process

Restructuring Process

Sourcing of short-term & long-term funding

Based on current information, the Company appears to be cash flow insolvent.

Both the JPLs and Management have taken a number of steps to attempt to address the Group's short-term and long-term funding needs.

A short-term unsecured loan of RMB5.0m has provided some relief.

The JPLs are exploring various options for long-term funding solutions, including liaising with existing shareholders and seeking expressions of interest from their own contact base of potentially interested parties.

Introduction

- From the information available to the JPLs, given the overdue installment on the SLPSL loan and lack of receipt of funds from SummitView, it appears that the Company is currently cash flow insolvent.
- The JPLs believe that there is an opportunity for the Company to return to cash flow solvency through a combination of forbearance, debt restructuring and/or recapitalisation. The Court's recognition of this is reflected in the powers afforded to the JPLs in the Revised Order.

Short-term funding

- Both the JPLs and Management have taken a number of steps to attempt to address the Group's short-term funding needs and liquidity concerns. Examples include:
  - the JPLs making demands of SummitView to pay outstanding funds owed to the Company;
  - the JPLs engaging in discussions and arranging meetings with representatives of each of the major shareholders of the Company for the purpose of discussing the potential provision of funding to the Company;
  - both the JPLs and Management engaging in a meeting with a PRC-based private financier who indicated that it was willing to provide short term funding to meet the repayment to Bank of Beijing (which was then due on July 16, 2013); and
  - both the JPLs and Management also engaged in a meeting with a local PRC bank which indicated that it was willing to provide short term funding for the business in the PRC by way of entrustment loan to Ambow Sihua.
- Management has recently agreed a short term unsecured loan with an external party of RMB5.0m (equivalent of c.USD809k) which has provided limited relief; however, further funding is still required in the short term.

Long-term funding

- In addition to the above, the JPLs have commenced a process designed to identify appropriate investors to inject further working capital (whether by debt instrument, by issuance of new share capital or by convertible instrument) into the Company and/or Group to facilitate a restructuring. The JPLs utilised their own investor contact base to identify over 50 potential bidders (in addition to existing shareholders), with whom the JPLs have made contact, advising of the investment opportunity and inviting them to participate in this process. Any external parties interested in this opportunity are requested to contact the JPLs.

First Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated September 13, 2013

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The JPLs have undertaken a process to source potential bidders for further funding. The JPLs will provide further details of the results of this process upon the conclusion of any related negotiations along with details of any restructuring proposals. Restructuring Process Outline of process & current status Outline of process An investment “teaser” was sent to over 50 potential bidders who were known to have sufficient capital, were deal size appropriate and had a focus on investing in education and/or otherwise capable of providing liquidity in such situations. Potential bidders were invited to indicate their interests in the week commencing August 12, 2013. A Virtual Data Room containing material information regarding the Group was established by the JPLs on August 14, 2013 and potential bidders were invited to perform due diligence upon the signing of non-disclosure agreements. Process letters were then issued to prospective bidders along with an information pack on the Company and the Group. These process letters outlined the short term funding requirements of the Group, as well as funding for the broader recapitalisation of the Company’s operations. A deadline was set for indicative offers to be submitted by August 26, 2013 and for binding offers to be submitted by September 9, 2013, following which the Virtual Data Room would be closed. Current status Negotiations are ongoing with certain parties who have expressed interest in providing long-term funding. The JPLs will provide further details of the results of this process upon the conclusion of negotiations, along with a more definitive time period within which any restructuring will be expected to be completed. First Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated September 13, 2013

Restructuring Process SummitView An SPA was executed on April 28, 2013 for 30.8m Class A shares to be issued to SummitView for USD21.0m payable in four tranches. The execution of the SPA, the issuance of shares and the payment of the first tranche all occurred after the Winding Up Petition had been presented. The outstanding balance of the consideration for these shares remains unpaid. Sale details An SPA was entered into by the Company on April 28, 2013 which – after further amendments and supplements were made on May 24, 2013 and May 31, 2013 respectively – resulted in the issuance 30,801,128 class A ordinary shares to SummitView in consideration for payment to the Company of USD21.0m. The consideration was required to be paid in 4 tranches: (1) USD5.0m on or before May 29, 2013; (2) USD5.0m on or before June 10, 2013; (3) USD5.0m on or before June 20, 2013; and (4) USD6.0m on or before June 30, 2013. Upon the first tranche being paid, the Company was obligated to issue the required shares. The issuance represents 17.19% of the Company’s total equity and 3.13% of total voting power (post-issue). The execution of the SPA (as amended and supplemented), the payment of the first tranche and issuance of the required shares all occurred after the presentation of the Winding Up Petition but before the appointment of the JPLs. Non-payment of sale proceeds Only the first tranche has been paid by SummitView, despite the issuance of the required class A ordinary shares. On June 14, 2013, SummitView arranged for one of its limited partners to transfer the RMB equivalent of USD5.0m directly to Ambow Online. The JPLs were later advised by SummitView that this payment was issued outside of the terms of the SPA. The JPLs are exploring all available remedies, legal and otherwise, with SummitView in order to recover the outstanding USD16.0m. First Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated September 13, 2013

6. Further considerations

Further considerations Management interaction The JPLs have been in regular contact with Management since the initial meeting on June 14, 2013. The JPLs have maintained a full time presence on site in Beijing to monitor the ongoing operation of the Group since the initial meeting. The directors have not yet provided the JPLs with a Statement of Affairs in final form. Meeting with the management On June 14, 2013 – being the second business day in the PRC since the JPLs’ appointment – Tiffany Wong, being one of the JPLs, together with members of her staff and PRC legal counsel attended the offices of Ambow Online and met with all of the directors of the Company. In the meeting, Ms Wong explained the JPLs’ role – to preserve the Company’s assets and investments, as well as to continue the Audit Committee Investigations. The JPLs have since been in regular contact with Dr Huang on the challenges faced by the Company and its funding needs, amongst other matters. These discussions have occurred on an almost a daily basis, either by phone or by meeting in person. Site visits The JPLs have maintained a full time presence on site at the offices of Ambow Online in Beijing to monitor the ongoing operation of the Group, as well as collating necessary information for the JPLs to perform their duties. The JPLs and their senior representatives have now made numerous visits to Beijing and elsewhere in the PRC to both meet with Group and local management and deal with major stakeholders. The onshore team has worked with the Finance and Treasury team to understand and assess the financial position of the Group. The cash flow forecasts prepared by Management are reviewed and critiqued regularly by the JPLs. Statement of Affairs A Statement of Affairs is a statement from the directors of a Company which is verified by an affidavit showing, amongst other things, the particulars of the company’s assets and liabilities, including contingent and prospective liabilities. The JPLs provided the directors with a request to file a Statement of Affairs on June 13, 2013, to be submitted on or before July 5, 2013. Although this has not yet been submitted and no formal extension has been granted by the JPLs, the directors have provided the JPLs with various drafts and their legal counsel has advised that a Statement of Affairs will be submitted in final form in the near future. First Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated September 13, 2013 25

Further considerations Regulators The JPLs have taken pro-active steps to reach out to the regulators of both the Company and the Group. The NYSE is currently maintaining the trading halt of the Company’s ADS. The JPLs are working with Management to ensure that any concerns of the MOE and other local authorities are adequately managed and overcome. NYSE/SEC Whilst the trading of the Company’s ADS has been halted, the NYSE has continued to take an active interest in the affairs of the Company so as to assess its suitability for continuing as a listed company. Upon their appointment, the JPLs made various regulatory filings with the SEC, as is required under applicable US securities laws. The JPLs and their legal counsel have since held numerous calls with NYSE representatives to update them on the JPLs’ appointment and the progress of their work. The SEC has held a number of calls with the JPLs’ legal counsel to understand the nature of the JPL’s appointment and the status of the Company’s affairs. The NYSE has expressed its concern that the Company has not re-commenced the Audit Committee Investigations and has not filed its Form 20-F for 2012, and the Company’s listed status remains under close review as to the viability of its continued listing. The JPLs have expressed their desire to maintain the listing status of the Company at this time as they note that there is a continued interest in potential investors in retaining the listing and enhanced liquidity of the Company’s shares. MOE (PRC) The JPLs are aware of the influence the MOE and other local authorities have on the operation of the schools and tuition centres and are working with Management to ensure that any concerns government authorities has are adequately managed and overcome. First Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated September 13, 2013 25

Further considerations Current litigation In addition to the class action in California, the JPLs are aware of two other actions on foot, in California and Hong Kong. The JPLs are aware of the following proceedings against the Company: California Class Action – A class of investors have filed suit in the Californian Court against the Company and eight of its directors and officers alleging that they made certain statements which were false representations to investors in its pre-IPO Registration Statement in contravention of the Securities Exchange Act 1934 (US) and Securities Act 1933 (US). The plaintiffs claim an unspecified amount of compensatory damages and costs. Prior to the appointment of the JPLs, the defendants (including the Company) filed a motion to dismiss these claims. The motion to dismiss was listed before the Californian Court on August 19, 2013. At that hearing, the Court struck out the pleadings in respect of the motion to dismiss for breaching rules of the Court which specified the format required for such pleadings. Accordingly, the motion will need to be re-filed. Action in United States District Court, Northern District of California - Mintel Learning Technology is a software developer based in California. It filed suit against the Company in March 2011, alleging that the Company improperly appropriated its intellectual property. It seeks a permanent injunction against the Company and unspecified compensatory damages. The next deadline in the litigation timetable is for the completion of fact discovery by January 13, 2014. Prior to the appointment of the JPLs, the Company changed its lawyers and the JPLs are currently liaising with this new law firm in respect of the case and their representation for the Company. Actions in Hong Kong - Skillsoft has commenced two proceedings against the Company by way of writs of summons dated April 13, 2012 and June 7, 2013 in the High Court of Hong Kong seeking payment of the total amount of c.USD5.9m (plus other unquantified damages, interest and costs). Skillsoft entered into a distribution agreement with the Company concerning the marketing, distribution and licensing of certain e-learning software it produces and has alleged that the Company has breached that agreement by, among other things, failing to pay licensing fees due to Skillsoft. The two proceedings concern the same factual matrix, but each proceeding seeks payment of licensing fees due in respect of different periods of time. These proceedings have been set down for summary judgment in December 2013. It should also be noted that in the Revised Order, the Court ordered that all actions against the Company are, as a matter of Cayman Islands law, to be stayed except with leave of the Court. First Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated September 13, 2013 26

7. Status of Investigations and Audit

Status of Investigations and Audit Overview Investigations were initially conducted by Fenwick. DLA was subsequently engaged to continue these investigations. These investigations have not recommenced due to the Company’s liquidity issues, and will only recommence with the leave of the Court. MBP have been instructed by the JPLs to suspend their work until the Company has resolved its liquidity issues. The Court has since directed the JPLs that no further costs are to be incurred in completing the outstanding annual return for 2012 without further order of the Court. First Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated September 13, 2013 Audit Committee Investigations Fenwick had been engaged by the Company’s Audit Committee in July 2012, to investigate certain allegations made by a whistleblower in the PRC. The parameters of Fenwick’s investigations were later expanded. Fenwick resigned on March 22, 2013 following the resignation of PwC and members of the Audit Committee. DLA was engaged to fill this role on April 6, 2013. DLA subsequently engaged Deloitte to provide both forensic accounting and data hosting services – a role which Fenwick had previously engaged Ernst & Young to perform. Status of the Audit Committee Investigations The Audit Committee Investigations have not yet been recommenced by the JPLs due to the Company’s liquidity issues. The Court has since directed that the JPLs not recommence these investigations or the 2012 audit until further order of the Court. Should funding become available for this exercise, the JPLs will consider seeking an order from the Court to allow the recommencement of the Audit Committee Investigations. The JPLs are liaising with the NYSE in relation to the status of these investigations and of the listing. Audit MBP was engaged by the Company on April 7, 2013 to replace PwC as the Company’s auditors. Shortly after the date of the Appointment Order, the JPLs were advised by MBP that they were nearing completion their field work and required a further 3-4 weeks to finalise the audit, excluding any additional work which may be required as a result of the Audit Committee Investigations. The JPLs agreed for MBP to continue their work to finalise the audit at a reduced staff level, as they were advised that it was near completion and on the expectation that the Audit Committee Investigations would re-commence imminently. On July 3, MBP advised that their fieldwork was completed with a few outstanding items; however, finalisation of the audit is dependent on the completion of the Audit Committee Investigations. Due to the uncertainty regarding funding and the recommencement of the Audit Committee Investigations, the JPLs instructed MBP to cease all work until further notice. An order has since been issued by the Court stating that the JPLs shall not incur any further expenses relating to completing the outstanding annual return for 2012 without further order of the Court.

8. Stakeholder Committee

The purpose of the Stakeholder Committee is to represent the interests of the stakeholders of the Company and the Group as a whole. The JPLs have absolute discretion in selecting the members of this committee. Role of Stakeholder Committee The JPLs are seeking to form a committee of creditors and shareholders of the Group, as required by the Court in the Revised Order. The purpose of the Stakeholder Committee will be to represent the interests of the stakeholders of the Company and the Group as a whole, and not just the interests of its individual stakeholders. The principal functions of the Stakeholder Committee are to: assist the JPLs in carrying out their duties; act as a sounding board in relation to the JPLs’ proposed restructuring strategy; consider and, if appropriate, approve the remuneration of the JPLs; and in certain circumstances, provide sanction to the JPLs’ activities. Selection process The Court has directed that the Stakeholder Committee should consist of at least five stakeholders of the Group, and provided the JPLs with absolute discretion to determine who should be appointed. Since the date of the Revised Order, the JPLs have requested expressions of interest from ten different creditors and shareholders of the Group to sit on the committee. A guidance note on the anticipated role of the Stakeholder Committee and a confidentiality agreement (requiring execution prior to joining the committee) were also provided to these parties. The JPLs are still in the process of deciding the composition of the Stakeholder Committee. Initial meeting Once the composition of the Stakeholder Committee has been determined, the JPLs intend to issue a report to the Stakeholder Committee and convene an initial meeting. The individual members of this committee will be provided further details by the JPLs directly. Stakeholder Committee Role & selection process First Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated September 13, 2013 30

9. Costs of the Provisional Liquidation

Costs of the Provisional Liquidation Appointees & service providers – costs incurred to date As of September 8, 2013 the JPLs have incurred c.USD2.9m in time costs and c.USD102k in disbursements. The JPLs have engaged legal counsel in Cayman, United States, Hong Kong and the PRC. Time costs and disbursements incurred to date currently total c.USD1.8m. The Petitioner withdrew its undertaking to pay the fees and expenses of the JPLs and their legal counsel on August 21, 2013. Payment of any costs incurred by the JPLs after August 21, 2013 date is dependent on funds becoming available at the Company level. Joint Provisional Liquidators The JPLs have incurred time costs totaling c.USD2.9m and disbursements of c.USD102k through to September 8, 2013. Hourly rates are charged in accordance with the IPR and are subject to the review of the Stakeholder Committee and the Court. Legal Counsel and other service providers The JPLs have engaged legal counsel in the Cayman Islands, United States, Hong Kong and the PRC. Time costs and disbursements incurred currently total c.USD1.8m. Further details as to their respective roles are as follows: The JPLs have engaged Walkers as their Cayman Islands legal counsel. Walkers have represented the JPLs during Court hearings and provided advice on a wide range of matters and the duties of the JPLs under the current terms of the Order. Shearman was the US legal counsel for the Company. They assisted the JPLs with the initial filings upon appointment and an introductory call with the NYSE; however, their engagement has now been limited to continuing with the defense of the securities class action claim in California. Kirkland has been retained by the JPLs to advise on Hong Kong corporate issues and US-related matters including compliance with securities filing requirements and agreements governed by US law. Fangda have been retained by the JPLs as PRC legal counsel. To date, Fangda have provided general advice on PRC-related matters including the Bank of Beijing loan documentation, VIE structures and the issues surrounding ongoing operations. Tanner De Witt Solicitors were retained to represent the Company with respect to the Skillsoft proceedings in the High Court of Hong Kong and provide ad hoc legal advice on Hong Kong-related matters involving litigation. Fenwick performed work between June 17, 2013 to June 21, 2013 involving preliminary discussions regarding the scope of the Audit Committee Investigation. The JPLs have negotiated with each of the above firms on the engagement letters to ensure they are in compliance with the CWR. In addition to the above, a further amount will be due to MBP in completing the fieldwork in relation to the audit. Undertaking by the Petitioner The Appointment Order referred to the undertaking of the Petitioner “to guarantee the payment of the remuneration and expenses of the joint provisional liquidators”. This undertaking was withdrawn by the Petitioner on August 21, 2013 and therefore only applies on costs incurred up to and including that date. Up to and including August 21, 2013, the JPLs’ time costs and disbursements totaled c.USD2.7m, while the costs of their legal counsel and other service providers totaled c.USD1.7m. The payment of any costs incurred by the JPLs after August 21, 2013 is dependent on funds becoming available at the Company level. To date, neither the JPLs or their service providers have had any of their invoices settled. First Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated September 13, 2013 32

10. Next steps

Next steps The JPLs will continue to explore funding options including negotiations with potential funders alongside negotiations for debt restructuring. The JPLs will also continue to work with Management to maintain onshore operations. A further update will be circulated to all stakeholders on or before November 30, 2013. The JPLs will issue a further report to the creditors and shareholders of the Company once the negotiation phase of the restructuring has concluded, and in any event no later than November 30, 2013. The steps which the JPLs intend to take include the following: continue liaising with parties who have expressed interest in providing both long-term and short-term funding, as well as exploring any other funding options which may be available to the Company and the Group; continue discussions with SLPSL in relation to consenting to the reconstitution of the Boards of the offshore subsidiaries, and in relation to forbearance/restructuring the current terms of their debt; continue actions and discussions with SummitView in relation to their outstanding debt to the Company; issue a report to the Stakeholder Committee and convene an initial meeting; prepare for and attend hearings in the Court on October 2, 2013 and October 3, 2013 in relation to the approval of the JPLs’ fees and further directions respectively; continue to work with Management to maintain onshore operations; continue to liaise with the NYSE in an attempt to preserve the Company’s listing status; and continue to work with advisors to defend the various litigation that the Company is party to. First Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated September 13, 2013 34

Appendix I Group structure chart

Group Structure Chart 100% 100% 100% 100% 100% 100% 100% 100% 100% 100% 100% Ambow Education Ltd. (Cayman) 100% Ambow Education Management (Hong Kong) Ambow Education Co (Cayman) Ambow Education Management Ltd (Cayman) Ambow School Consultation Management Limited (Hong Kong) Ambow Online (WOFE) 100% 100% Suzhou Wenjian 0.7% 5% 100% 94.3% 20% Ambow (Dalian) Education and Technology Co., Ltd.(WOFE) 33 Entities Offshore Onshore 12 Entities 87.23% Notes: For further details of the onshore entities, please refer to the 2011 Annual Report (Form 20-F). 24 Entities Tianjin Ambow Yuhua Software Information Co., Ltd. Beijing Ambow Shengying Education and Technology Co., Ltd.(WOFE) Beijing Ambow Chuangying Education and Technology Co., Ltd.(WOFE) Wenjian Fund Ambow Education (Hong Kong) Ltd The Company Ambow Training Management Limited (Hong Kong) Ambow School Management Limited (Hong Kong) Ambow College Consultation Management Limited (Hong Kong) Ambow College Management Limited (Hong Kong) Ambow Education Group Limited (Hong Kong) Ambow Sihua Xiaogang Feng Yisi Gu Xuejun Xie 40% 30% 30% Xiaogang Feng Xuejun Xie 16% 64% Shanghai Ambow Jianguo Xue Xuejun Xie 10% 90% Ambow Shida Xiaogang Feng Xuejun Xie 42.6% 57.4% KEY Equity investment Control by contractual arrangements Shareholder Dr Jin Huang, CEO KJ Tan, Acting CFO Sylvia Wang, Finance Director Cheryl Yu, Vice President of Career Enhancement Alex Chen, Vice President of Corporate Training Jianguo Xue, Vice President of K-12 Schools Senlei Huang, Vice President of Jinghan Source: Dr Huang’s First Affidavit, dated May 20, 2013. The JPLs have not verified this information.

Appendix II Appointment Order

IN THE GRAND COURT OF THE CAYMAN ISLANDS

FINANCIAL SERVICES DIVISION

CAUSE NO: FSD 50 OF 2013 (AJJ)

The Hon Mr Justice Andrew J. Jones QC

In Chambers, 7 June 2013

IN THE MATTER OF THE COMPANIES LAW (2012 REVISION) (AS AMENDED)

AND IN THE MATTER OF AMBOW EDUCATION HOLDING LTD.

ORDER FOR APPOINTMENT
OF PROVISIONAL LIQUIDATORS

UPON hearing Leading Counsel for GL Asia Mauritius II Cayman Limited (the “Petitioner”) and Counsel for Ambow Education Holding Ltd. (the “Company”) in relation to the Summons dated 17 April 2013 seeking appointment of provisional liquidators

AND UPON reading the Petition presented to this Honourable Court on 23 April 2013

AND UPON reading the Affidavit evidence filed by the Petitioner and the Company, and exhibits thereto

AND UPON the Petitioner undertaking by their Counsel to the Court that if the Court later finds that this order has caused loss to the Respondent, and decides that the Respondent should be compensated for that loss, the Applicant will comply with any order the Court may make

AND UPON the Petitioner undertaking by their Counsel to the Court to guarantee the payment of the remuneration and expenses of the joint provisional liquidators

IT IS ORDERED that:

1.                                      Edward Middleton and Wing Sze Tiffany Wong of KPMG of 8th Floor, Prince’s Building, 10 Chater Road Central, Hong Kong and Kris Beighton of KPMG of PO Box 493, Century Yard, Cricket Square, Grand Cayman be appointed joint provisional liquidators (the “JPLs”) of the Company;

2.                                      The JPLs are hereby authorised to take such steps as may be necessary or expedient for the protection of the Company’s assets, and for that purpose may exercise any of the following powers without further sanction of the Court :-

a.                                      to defend any action or other legal proceeding in the name and on behalf of the Company and in particular Case No.: 12-cv-5062 in the United States District Court Central District of California (the “Class Action”);

b.                                      to conduct the affairs of the Company;

c.                                       to raise or borrow money and grant securities over property of the Company;

d.                                      to engage staff (whether or not as employees of the Company) to assist them in the performance of his functions;

e.                                       to engage attorneys and other professionally qualified persons to assist them with the performance of their functions;

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f.                                        to take possession of, collect and get in the property of the Company and for that purpose to take all such proceedings as they consider necessary;

g.                                       to do all acts and execute, in the name and on behalf of the Company, all deeds, receipts and other documents and for that purpose to use, when necessary, the Company seal;

h.                                      to draw, accept, make and endorse any bill of exchange or promissory note in the name and on behalf of the Company, with the same effect with respect of the Company’s liability as if the bill or note had been drawn, accepted, made or endorsed by or on behalf of the Company in the course of its business;

i.                                          to convene meetings or creditors and contributories; and

j.                                         to do all other things incidental to exercise of their powers.

3.                                      Without prejudice to their powers and functions set out in paragraph 2 above, the JPLs’ powers shall further extend to the following:

a.              to locate, protect, secure, take possession of, collect and get in all property or assets (of whatever nature) to which the Company is or appears to be entitled, such assets and property not to be distributed or parted with by the provisional liquidator until further order except pursuant to the functions hereby conferred;

b.              to locate, protect, secure, take possession of, collect and get in the books, papers and records of the Company including the accounting and statutory records;

c.               to investigate the affairs of the Company, including for the avoidance of doubt engaging the services of attorneys and forensic accountants to assist them in

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conducting the investigation hitherto conducted by the Company’s Audit Committee into the allegations of mismanagement and misconduct made against directors and members of the management of the Respondent;

d.              to take such steps as they may consider necessary or expedient in order to ensure the good management and security of the assets and undertakings of the Company’s operating subsidiaries (including for the avoidance of doubt those entities which the Company has the ability substantially to control through a series of control agreements with Beijing Ambow Online Software Co Ltd), including, without prejudice to the generality of the foregoing, appointing or removing the officers of the said subsidiaries and entities, and instructing lawyers, accountants and other professional persons, whether in this country or abroad;

e.               to do all such things as may be necessary or expedient for the protection of the Company’s property or assets;

f.                to make applications to any foreign courts,;

g.               to do all things necessary or incidental to the foregoing functions, duties and powers.

4.                                      Subject to the provisions of Section 104(5) of the Companies Law to render and pay invoices out of the assets of the Company for their own remuneration at the rates agreed with the Petitioner and approved by the Court, in accordance with the Insolvency Practitioners Regulations 2008 (as amended), together with all costs, charges and expenses of their attorneys, and all other agents, managers, accountants or other persons that the JPLs may employ.

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5.                                      No disposition of the Company’s property by or with the authority of the JPLs in either case in the carrying out of their duties and functions and the exercise of their powers under this Order shall be void by reason of Section 99 of the Companies Law.

6.                                      Pursuant to Section 97 of the Companies Law, no suit, action or other proceedings, including criminal proceedings, shall be proceeded with or commenced against the Company except with the leave of the Court and subject to such terms as the Court may impose provided that the Court hereby gives leave that the Class Action may be proceeded with against the Company.

7.                                      During the period of their appointment, any act required or authorised to be done by the JPLs may be done by any one or more of the JPLs.

8.                                      The JPLs are to file a report with the Court within 28 days and thereafter as directed by the Court.

9.                                      The Company has liberty to apply to the Court to discharge the appointment of the JPLs on not less than 5 clear business days’ notice to both:

a.              The Petitioner’s attorneys PO Box 2681, Boundary Hall, Cricket Square, Grand Cayman KY1-1111, Cayman Islands, and

b.              The JPLs at KPMG P.O. Box 493, Century Yard, Cricket Square, Grand Cayman KY1-1106

10.                               The JPLs shall have permission to apply to the Courts in Hong Kong, China or elsewhere for recognition of their appointment.

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11.                               The JPLs shall be at liberty to apply for further directions concerning their functions and the exercise or proposed exercise of their powers.

12.                               The remuneration and expenses of the JPLs shall be paid out of the assets of the Company, subject to the Petitioner’s undertaking recorded above.

13.                               The Petitioner’s costs of and incidental to this application be paid out of the assets of the Company on an indemnity basis to be taxed if not agreed by the Directors of the Company.

Dated the 7th day of June 2013

Filed the 7th day of June 2013

/s/ Justice Andrew J. Jones Q.C.
The Hon. Mr. Justice Andrew J. Jones Q.C.
JUDGE OF THE GRAND COURT

NOTICE TO OFFICERS OF THE COMPANY

You are required by Section 103 of the Companies Law to co-operate with the joint provisional liquidators and pursuant to Section 101 to give the joint provisional liquidators all information as they may reasonably require relating to the Company’s property and affairs and to attend on the joint provisional liquidators at such times as they may reasonably require.

This Order is filed by Conyers Dill & Pearman, Attorneys-at-Law for the Petitioner, whose address for service is PO Box 2681, Boundary Hall, Cricket Square, Grand Cayman KY1-1111 (Ref: MKM/BDH/878095)

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Appendix III Revised Order

IN THE GRAND COURT OF THE CAYMAN ISLANDS

FINANCIAL SERVICES DIVISION

CAUSE NO: FSD 50 OF 2013 (AJJ)

The Hon Mr Justice Andrew J. Jones QC In Chambers, 22 August 2013

IN THE MATTER OF THE COMPANIES LAW (2012 REVISION) (AS AMENDED)

AND IN THE MATTER OF AMBOW EDUCATION HOLDING LTD. (IN PROVISIONAL LIQUIDATION)

ORDER

UPON hearing Leading Counsel for GL Asia Mauritius II Cayman Limited (the “Petitioner”), Leading Counsel for the Board of Directors of Ambow Education Holding Ltd, (“the Directors” and “the Company”) and Counsel for the Joint Provisional Liquidators (the “JPLs”) in relation to the JPLs’ Summons dated 19 August 2013

AND UPON reading the JPLs’ confidential First Report dated 5 July 2013 and the Third and Fifth Affidavits of Kris Beighton sworn on 19 and 22 August 2013 and filed on behalf of the JPLs

AND UPON hearing Leading Counsel for the Directors on their summons dated 21 August 2013

AND UPON reading the affidavit of Sally Crane sworn on 21 August 2013

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IT IS ORDERED AND DIRECTED that:

1.                                      The hearing of the Petition shall be adjourned to 3 October 2013 at 10.00am (for directions only) and notice of the hearing shall be contained in or delivered with the report to all creditors and shareholders (referred to in paragraph 6 below).

2.                                      The Order made on 7th June 2013 (“Original Order”) is hereby varied as follows:

a) The JPLs shall focus the exercise of their powers to performing functions which, in their reasonable opinion, are required to facilitate the financial and operational restructuring of the Company and its subsidiaries and affiliates (together the “Group”) and enable the Group to continue as a going concern, including (without limitation as appropriate):

i.                  working with management in the People’s Republic of China (“PRC”) to stabilise and preserve value in the onshore business of the Company, locating cash within the Group and monitoring allocation of these funds, and negotiating with key non-PRC based and PRC based creditors (including Bank of Beijing);

ii.               contacting shareholders of the Company and other potential investors to seek further operational funding to meet the Group’s short term liquidity needs in order to facilitate its continuation as a viable going concern;

iii.            recovery of outstanding amounts owed by SummitView Investment Fund I, L.P. (“SumrnitView”) to the Company, and taking such other steps against SummitView as are deemed necessary and appropriate;

iv.           continuing communication with the U.S. Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”) and making required SEC and NYSE filings;

v.              working directly with the Ministry of Education and other local authorities in the PRC to stabilise the Company and its PRC subsidiaries and schools;

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vi.           continuing the corporate finance and restructuring process which has been initiated with multiple third parties in order to identify one or more appropriate investors for the Group, and thereafter negotiating, agreeing and, subject to the approval of the Court, implementing a re-financing and/or restructuring agreement in appropriate terms;

vii.        negotiating and agreeing forbearance agreements with any creditors of the Company or the Group;

viii.     appointing, removing or replacing officers and/or legal representatives (as able and appropriate) of the Company’s subsidiaries and entities, and taking all steps necessary to identify and effect control of the Group’s assets;

b)    Without further order of the Court, the JPLs shall not (i) further exercise their powers under Paragraph 3(c) of the Original Order; or (ii) incur any further expenses related to completing the audit of the Company’s 2012 Financial Statements;

c)     Paragraph 6 of the Original Order is hereby deleted and substituted with the following: “Pursuant to Section 97 of the Companies Law, no suit, action or other proceedings, including criminal proceedings, shall be proceeded with or commenced against the Company except with the leave of the Court and subject to such terms as the Court may impose.”; and

d)    Paragraph 9 of the Original Order is hereby deleted.

3.                                      Pursuant to CWR Order 4, rule 7, the JPLs shall establish a Stakeholder Committee comprising both creditors and shareholders.

4.                                      The JPLs shall report to the Stakeholder Committee as and when they think fit and, in any event, not less than twice every month.

5.                                      Pursuant to CWR Order 24 rule 6, the JPLs’ First Report to the Court dated 5 July 2013 be sealed and kept confidential until further order of the Court.

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6.                                      The JPLs are directed to provide a written report to creditors and shareholders and the Court by 13 September 2013 and to provide the Court with a written report as to the financial affairs of the Company and their progress every two months thereafter or more frequently should the JPLs believe that there are material developments which should be drawn to the Court’s attention.

7.                                      The JPLs shall have liberty to apply for further or other directions upon giving not less than 2 clear days’ notice to the Directors, the Petitioner and the Stakeholder Committee.

8.                                      The Directors, the Petitioner and any other shareholder or creditor shall have liberty to apply for directions on 3 October 2013 upon giving not less than 5 days’ notice to the JPLs and the Stakeholder Committee.

9.                                      The Directors’ summons dated 21 August 2013 shall be adjourned for hearing on 3 October 2013.

Dated the 22nd day of August 2013
Filed the 22nd day of August 2013

/s/ Justice Andrew J. Jones Q.C.
The Hon. Mr. Justice Andrew J. Jones Q.C.
JUDGE OF THE GRAND COURT

This Order is filed by Walkers, Attorneys at Law for the JPLs whose address for service is that of their said attorneys, 190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands.

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